       wescast industries inc.

WESCAST DESIGN TECHNOLOGY WINS

NEW GENERAL MOTORS BUSINESS

Brantford, Ontario, September 16, 2003 – Wescast Industries Inc. (TSX: WCS.A; NASDAQ: WCST) announced today that it has been selected by General Motors to supply newly designed cast and machined iron exhaust manifolds for the 3800 Series 3 engine program.  This engine will be manufactured at the Flint Michigan V6 Engine Plant and later forwarded to various General Motors assembly plants.

Wescast’s design engineers provided technical support in the development of this innovative design, which replaces a current tubular version used by General Motors.  The re-designed cast manifold provides many benefits, including increased durability and airflow.

“We are very proud and excited by the perseverance of our dedicated team of employees,” said Ray Finnie, President and CEO of Wescast Industries Inc.  “This new manifold is expected to provide improved emissions and catalytic converter light off.”

Beginning in 2005, the Wescast Brantford Casting and Strathroy Machining plants will provide machined manifolds for various General Motors mid-size sedans.

About Wescast

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks.  The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs.  Wescast recently entered the suspension and brake component market through the acquisition of Georgia Ductile.  It has sales and design centres in Canada, the United States, Germany and the United Kingdom, and sales representation in France and Japan.  The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan.  It also has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market.  The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders.  These statements may be identified by words such as "believe,” "anticipate," "project,” “expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied.  These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission.  Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:

Mr. Ray Finnie

President & CEO

Wescast Industries Inc.

(519) 750-0000